November 1, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  AmeriServ Financial Inc.,—Schedule 14A filed October 20, 2004
  CIK number 0000707605

Dear Commission:

        On October 20, 2004, AmeriServ Financial, Inc. (the "Company") filed Schedule 14A definitive proxy materials instead of filing preliminary proxy materials in connection with the Company's special meeting of shareholders. For this reason, we are withdrawing our definitive proxy materials and will re-file a preliminary proxy statement.

        Please contact me at (610) 205-6029 with any questions or concerns.

/s/ Dionne T. Savage